DEWITT
ROSS & STEVENS S.C.
_____________ Law Firm

Capitol Square Office          West Office

Two East Mifflin Street Firstar Financial Centre

Suite 600                              8000 Excelsior Drive, Suite 401

Madison, WI 53703-2865 Madison, WI 53717-1914

Fax 608-252-9243                   Fax 608-831-2106

Tel 608-255-8891                  Tel 608-831-2100

Please respond to: Capitol Square Office

August 26, 2002

Board of Trustees
Mosaic Equity Trust
550 Science Drive
Madison, WI 53711

Board of Directors
La Crosse Funds, Inc.
311 Main Street
La Crosse, WI 54602

Ladies & Gentlemen:

You have requested our opinion with respect to certain federal income tax consequences of the proposed transfer of substantially all of the assets of the La Crosse Large Cap Stock Fund (the "Selling Fund"), a separate investment series of La Crosse Funds, Inc., a Wisconsin corporation ("La Crosse Funds"), in exchange solely for shares of beneficial interest in the Investors Fund, a separate investment series of the Mosaic Equity Trust, a Massachusetts business trust (the "Equity Trust") and the assumptions of certain stated liabilities of the Selling Fund, pursuant to an Agreement and Plan of Reorganization, dated as of June 28, 2002 (the "Reorganization Agreement"). The Investors Fund is referred to in this opinion letter as the "Acquiring Fund." This opinion is provided to the Board of Trustees of the Equity Trust and the Board of Directors of La Crosse Funds, pursuant to Section 8.6 of the Reorganization Agreement.

In rendering this opinion, we have reviewed and relied upon: the Reorganization Agreement, approved and entered into by the Board of Directors of La Crosse Funds on behalf of the Selling Fund, and the Board of Trustees of the Equity Trust on behalf of the Acquiring Fund; and upon the Prospectus/Proxy Statement, dated August 2, 2002, prepared for submission to the shareholders of the Selling Fund. We have relied, without independent verification, upon the truth of the factual representations made on behalf of the Selling Fund and the Acquiring Fund therein, and further have assumed that the transaction described therein (the "Reorganization") is concluded in accordance with the terms and provisions of the Reorganization Agreement. We further have relied on the following representations certified to us by officers of the La Crosse Funds on behalf of the Selling Fund and the Equity Trust on behalf of the Acquiring Fund, respectively:

A. Each of the Selling Fund and the Acquiring Fund has elected to be taxed as a "regulated investment company" ("RIC") within the meaning of Section 851 of the Internal Revenue Code of 1986 (the "Code") for all of their taxable periods, including the last short taxable period ending on the date of the Reorganization in the case of the Selling Fund, has qualified for the special tax treatment afforded RICs under the Code, and the Acquiring Fund intends to continue to so qualify after the Reorganization.

B. During the five year period ending on the date of the Reorganization: (i) neither the Acquiring Fund, nor any person related (as defined in Treas. Reg. Section 1.368-1(e)(3)) to the Acquiring Fund, will have acquired Selling Fund stock with consideration other than the stock of the Acquiring Fund; (ii) neither the Selling Fund, nor any person related (as defined in Treas. Reg. Section 1.368-1(e)(3), determined without regard to Treas. Reg. Section 1.368-1(e)(3)(i)(A)) to the Selling Fund, will have acquired Selling Fund stock with consideration other than Acquiring Fund stock or Selling Fund stock, except for stock redeemed in the ordinary course of the Selling Fund’s business as an open-end investment company as required by Section 22(e) of the Investment Company Act of 1940 (the "1940 Act"); and (iii) no distributions will have been made with respect to the Selling Fund’s stock (other than ordinary, normal, regular, dividend distributions made pursuant to the Selling Fund’s historic dividend paying practice), either directly or through any transaction, agreement, or arrangement with any other person, except for distributions described in Code Sections 852 and 4982.

C. The Acquiring Fund has no plan or intention to redeem or reacquire any of the Acquiring Fund shares to be issued to the Selling Fund shareholders in connection with the Reorganization, except to the extent necessary to comply with its legal obligation under Section 22(e) of the 1940 Act.

D. The Acquiring Fund has no plan or intention to sell or dispose of any of the assets of the Selling Fund which will be acquired by the Acquiring Fund pursuant to the Reorganization, except for dispositions made in the ordinary course of its business.

E. Following the Reorganization, the Acquiring Fund will use a significant portion of the historic business assets of the Selling Fund in a business or continue the historic business of the Selling Fund. For purposes of this representation, a "significant portion" of the historic business assets of the Selling Fund means at least 34 percent, by value, of the historic business assets owned by the Selling Fund at the time of the Reorganization that were acquired by the Selling Fund in the ordinary course of its trade or business as a RIC and that were not acquired by the Selling Fund in connection with, or for purposes of, or in contemplation of, the satisfaction of the investment objectives of the Acquiring Fund, if any, that differ from the existing investment objectives of the Selling Fund.

F. The Selling Fund will promptly distribute to its shareholders all shares of beneficial interest in the Acquiring Fund received by it pursuant to the Reorganization Agreement in complete liquidation of the Selling Fund. The shares of the Selling Fund will be cancelled on the books of the Selling Fund and the Selling Fund will take all necessary steps to terminate the Selling Fund’s existence.

G. There is no plan or intention by Selling Fund shareholders who own 5% or more of the stock of the Selling Fund and to the best knowledge of management of the Selling Fund there is no plan or intention on the part of other shareholders of the Selling Fund to sell, exchange or otherwise dispose of a number of the shares of beneficial interest in the Acquiring Fund which will be received by them pursuant to the Reorganization that would reduce the ownership by the shareholders of the Selling Fund of the shares of beneficial interest in the Acquiring Fund to a number of shares of beneficial interest having a value, as of the date of the Reorganization, of less than 50 percent of the value of all of the formerly outstanding stock of the Selling Fund as of the same date.

H. The Acquiring Fund will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by the Selling Fund immediately prior to the Reorganization. For purposes of this representation, amounts used by the Selling Fund to pay its reorganization expenses, and all redemptions and distributions (except for redemptions in the ordinary course of the Selling Fund’s business as an open-end investment company as required by Section 22(e) of the 1940 Act pursuant to a demand of a shareholder, and regular, normal dividends, other than dividends of net capital gain resulting from sales of assets made for the purpose of satisfying investment objectives of the Acquiring Fund, if any, that differ from the existing investment objectives of the Selling Fund) made by the Selling Fund in connection with, in contemplation of, or in relation to the Reorganization will be included as assets of the Selling Fund held prior to the Reorganization. In no event will more than 50 percent of the historic business assets of the Selling Fund be sold for purposes related to, or in connection with, or in contemplation of, the Reorganization. The 70 percent and 90 percent tests will be met in the case of the Reorganization even if (1) the reorganization expenses incurred by the investment advisor to the Selling Fund, (2) expenses, if any, incurred by the Selling Fund in realigning its investments so as to satisfy the existing investment objectives of the Acquiring Fund, and (3) amounts retained, if any, by the Selling Fund to pay its liabilities, are all considered as assets held by the Selling Fund immediately prior to the Reorganization.

I. The liabilities of the Selling Fund assumed by the Acquiring Fund and any liabilities to which the transferred assets of the Selling Fund are subject were incurred by the Selling Fund in the ordinary course of its business and are associated with the assets transferred.

J. There is no intercorporate indebtedness existing between the Selling Fund and the Acquiring Fund that was issued, acquired or will be settled at a discount.

K. The aggregate fair market value and the aggregate adjusted basis of the assets of the Selling Fund transferred to the Acquiring Fund will each equal or exceed the sum of the liabilities assumed by the Acquiring Fund, plus the amount of liabilities, if any, to which the transferred assets are subject.

L. After the Reorganization, the shareholders of the Selling Fund will be in control of the Acquiring Fund within the meaning of Code Section 368(a)(2)(H).

M. At the time of the Reorganization, the Acquiring Fund will not have outstanding any warrants, options, convertible securities or any other type of rights pursuant to which any person could acquire stock of the Acquiring Fund that, if exercised or converted, would affect the Selling Fund’s shareholders’ acquisition or retention of control of the Acquiring Fund, as defined in Code Section 368(a)(2)(H).

N. The foregoing representations are true on the date of this opinion letter and will be true on the date of closing of the Reorganization.

Based upon and subject to the foregoing, and upon our examination of the legal authority we have deemed to be relevant, it is our opinion that for federal income tax purposes:

1. The transfer of substantially all of the Selling Fund assets in exchange for the Acquiring Fund shares and the assumption by the Acquiring Fund of certain identified liabilities of the Selling Fund, followed by the distribution of shares of the Acquiring Fund to the Selling Fund shareholders in dissolution and liquidation of the Selling Fund, will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code, and the Acquiring Fund and the Selling Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

2. No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Selling Fund solely in exchange for the Acquiring Fund shares and the assumption by the Acquiring Fund of certain identified liabilities of the Selling Fund.

3. No gain or loss will be recognized by the Selling Fund upon the transfer of the Selling Fund assets to the Acquiring Fund in exchange for the Acquiring Fund shares and the assumption by the Acquiring Fund of certain identified liabilities of the Selling Fund, or upon the distribution (whether actual or constructive) of the Acquiring Fund shares to the Selling Fund shareholders in exchange for their shares of the Selling Fund.

4. No gain or loss will be recognized by the Selling Fund's shareholders upon the exchange of their shares in the Selling Fund for the shares of the Acquiring Fund in liquidation of the Selling Fund.

5. The aggregate tax basis for the Acquiring Fund shares received by each Selling Fund shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Selling Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund shares to be received by each Selling Fund shareholder will include the period during which the Selling Fund shares exchanged therefore were held by such shareholder (provided that the Selling Fund shares were held as capital assets on the date of the Reorganization).

6. The tax basis of the Selling Fund assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Selling Fund immediately prior to the Reorganization, and the holding period of the assets of the Selling Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Selling Fund.

This opinion is limited to the matters expressly set forth herein, and no opinion is to be implied or may be inferred beyond the matters expressly stated. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form N-14 filed by the Equity Trust in connection with the Reorganization and to use of our name and reference to our firm therein. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7(a) of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Sincerely,

DeWitt Ross & Stevens S.C.

(signature)